ZEN GRAPHENE SOLUTIONS LTD.

FINANCIAL STATEMENTS

For the years ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

ZEN GRAPHENE SOLUTIONS LTD.

Independent Auditor's Report

To the Shareholders of ZEN Graphene Solutions Ltd.

Opinion

We have audited the financial statements of ZEN Graphene Solutions Ltd. (the "Company"), which comprise the statements of financial position as at March 31, 2021 and 2020, and the statements of loss and comprehensive loss, statements of cash flows and statements of changes in equity for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2021 and 2020 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audit resulting in this independent auditor's report is Chris Milios.

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

July 26, 2021

1

ZEN GRAPHENE SOLUTIONS LTD. STATEMENTS OF FINANCIAL POSITION

	March 31,	March 31,
	2021	2020
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash	3,091,549	805,947
Amounts and other receivables	119,349	77,537
Prepaids and deposits	174,480	190,588
Total current assets	3,385,378	1,074,072

Non-current assets
Property and equipment [note 3]	705,221	99,515
Exploration and evaluation assets [notes 4 and 10]	26,159,729	25,065,071
Total non-current assets	26,864,950	25,164,586
Total assets	30,250,328	26,238,658

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 5]	373,103	415,896
Current portion of lease liability [note 8]	122,452	-
Unit subscriber deposits [note 17]	2,008,728	-
Deferred premium on flow-through shares	1,884	111,679
Total current liabilities	2,506,167	527,575

Non-current liabilities
Lease liability [note 8]	281,873	-
Total non-current liabilities	281,873	-
Total liabilities	2,788,040	527,575

SHAREHOLDERS' EQUITY
Share capital [note 6(a)]	43,801,952	40,211,736
Warrants [note 6(b)]	407,264	331,415
Share-based payment reserve [note 6(c)]	3,270,399	1,599,609
Shares to be issued [note 4]	472,500	472,500
Deficit	(20,489,827)	(16,904,177)
Total shareholders' equity	27,462,288	25,711,083
Total shareholders' equity and liabilities	30,250,328	26,238,658
Going Concern [note 1]
Commitments and Contingencies [notes 4 and 13]
Subsequent Events [note 17]

See accompanying notes to the financial statements

These financial statements were authorized for issue by the Board of Directors on July 26, 2021.

Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Brian Bosse"	, Director

2

ZEN GRAPHENE SOLUTIONS LTD. STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)	2021	2020
FOR THE YEARS ENDED MARCH 31	$	$

EXPENSES
Amortization [note 3]	126,799	24,879
Consulting fees	392,752	182,618
Contract services	-	131,766
General and administrative [notes 10 and 15]	969,207	703,496
Investor relations and promotion	70,411	92,023
Professional fees	548,922	241,498
Stock-based compensation [notes 6(c) and 10]	2,018,416	293,575
Stock exchange and filing fees	-	8,020
Supplies and materials	196,028	-
Loss before the undernoted	4,322,535	1,677,875

Interest and other income	6,462	6,529
Premium on flow-through shares	109,795	39,571
Government grants [note 16]	337,628	90,898
Total other income	453,885	136,998

Net loss for the year, being total comprehensive loss for the year	3,868,650	1,540,877

Basic and diluted net loss per share [note 14]	0.05	0.02

See accompanying notes to the financial statements

3

ZEN GRAPHENE SOLUTIONS LTD. STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	2021	2020
FOR THE YEARS ENDED MARCH 31	$	$

OPERATING ACTIVITIES
Loss for the year	(3,868,650)	(1,540,877)
Items not affecting cash
Amortization [note 3]	126,799	24,879
Premium on flow-through shares	(109,795)	(39,571)
Stock-based compensation [note 6(c)]	2,018,416	293,575
	(1,833,230)	(1,261,994)
Net change in non-cash working capital balances [note 9]	38,547	(94,392)
Cash flows from operating activities	(1,794,683)	(1,356,386)

INVESTING ACTIVITIES
Mineral exploration and evaluation expenditures	(1,111,693)	(1,506,001)
Government assistance received [note 4]	132,732	374,076
Purchase of equipment	(254,282)	(103,211)
Cash flows from investing activities	(1,233,243)	(1,235,136)

FINANCING ACTIVITIES
Units issued [note 6(a)]	2,050,000	1,050,000
Unit issue costs [note 6(a)]	(37,661)	(17,850)
Flow-through common shares issued [note 6(a)]	-	1,210,000
Flow-through common share issue costs [note 6(a)]	-	(66,173)
Unit subscriber deposits	2,008,728	-
Proceeds from stock options exercised [note 6(a)]	370,866	-
Proceeds from warrants exercised [note 6(a)]	995,493	-
Payments on lease liability	(73,898)	-
Cash flows from financing activities	5,313,528	2,175,977

Change in cash during the year	2,285,602	(415,545)
Cash, beginning of year	805,947	1,221,492
Cash, end of year	3,091,549	805,947

Supplementary disclosures - see note 9

See accompanying notes to the financial statements

4

ZEN GRAPHENE SOLUTIONS LTD. STATEMENTS OF CHANGES IN EQUITY

				Share-Based
		Share		Payment	Shares to be		Total
	Number of	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$

Balance as at March 31, 2019	74,333,569	38,307,769	677,829	1,748,803	472,500	(16,311,674)	24,895,227
Issuance of units [note 6(a)]	3,000,000	925,950	124,050	-	-	-	1,050,000
Unit issue costs	-	(17,850)	-	-	-	-	(17,850)
Issuance of shares for debt [note 6(a)]	47,222	17,000	-	-	-	-	17,000
Issuance of flow-through shares [note 6(a)]	3,025,000	1,058,750	-	-	-	-	1,058,750
Flow-through share issue costs [note 6(a)]	-	(79,883)	13,710	-	-	-	(66,173)
Recognition of stock-based compensation [note 6(c)]	-	-	-	315,006	-	-	315,006
Stock options expired [note 6(c)]	-	-	-	(464,200)	-	464,200	-
Share purchase warrants expired [note 6(b)]	-	-	(484,174)	-	-	484,174	-
Net loss and comprehensive loss for the year	-	-	-	-	-	(1,540,877)	(1,540,877)
Balance as at March 31, 2020	80,405,791	40,211,736	331,415	1,599,609	472,500	(16,904,177)	25,711,083
Issuance of units [note 6(a)]	3,416,666	1,779,015	270,985	-	-	-	2,050,000
Unit issue costs	-	(37,661)	-	-	-	-	(37,661)
Issuance of shares for debt [note 6(a)]	115,711	45,200	-	-	-	-	45,200
Stock options exercised [note 6(a)]	653,333	613,033	-	(242,167)	-	-	370,866
Warrants exercised [note 6(a)]	1,608,348	1,190,629	(195,136)	-	-	-	995,493
Recognition of stock-based compensation [note 6(c)]	-	-	-	2,195,957	-	-	2,195,957
Stock options expired [note 6(c)]	-	-	-	(283,000)	-	283,000	-
Net loss and comprehensive loss for the year	-	-	-	-	-	(3,868,650)	(3,868,650)
Balance as at March 31, 2021	86,199,849	43,801,952	407,264	3,270,399	472,500	(20,489,827)	27,462,288

See accompanying notes to the financial statements

5
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

1. NATURE OF BUSINESS AND GOING CONCERN

ZEN Graphene Solutions Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZENGuard coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound. The recovery of the amounts shown for the exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

These financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company had continuing losses for the year ended March 31, 2021. As at March 31, 2021, the Company had an accumulated deficit of $20,489,827 (March 31, 2020 - $16,904,177) and working capital of $879,211 (March 31, 2020 - $546,497). The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, the ability of the Company to obtain necessary financing, and the ability of the Company to identify, evaluate, and negotiate an acquisition of, a participation in or an interest in properties, assets, or businesses. Management feels that additional working capital will be required from public share offerings and stock option exercises to meet the Company's liabilities and commitments as they come due. See Note 17. These financial statements do not reflect any adjustments to amounts that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

There has been a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

6
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of Presentation

The financial statements have been prepared using the measurement bases specified by IFRS for each type of asset, liability, income and expense. The measurement bases are more fully described in the accounting policies below. The financial statements are prepared on the historical cost basis. In addition, these financial statements are prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds, lease liability and related right of use asset and income taxes. Differences may be material.

Foreign Currency Translation

The financial statements are presented in Canadian dollars, which is the functional currency of the Company. In preparing the financial statements, transactions in currencies other than the entity's functional currency (foreign currencies) are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains/losses on translation are recorded in profit or loss.

Financial Instruments Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as "financial assets at fair value", as either Fair Value Through Profit or Loss ("FVPL") or Fair Value Through Other Comprehensive Income ("FVOCI"), and "financial assets at amortized costs", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Cash and amounts receivable held for collection of contractual cash flows are measured at amortized cost.

7
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement - financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement - financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of loss. The Company does not measure any financial assets at FVPL.

Subsequent measurement - financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statements of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company's only financial assets subject to impairment are amounts and other receivables, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

8
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company's financial liabilities include accounts payable and accrued liabilities and unit subscriber deposits which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement - financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of loss.

Exploration and Evaluation Assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity (e.g. geological, geophysical studies, exploratory drilling and sampling), and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination or asset purchase. The Company follows the practice of capitalizing all costs related to the acquisition of, exploration for and evaluation of mineral claims and crediting all revenue, including government assistance, received against the cost of related claims. Costs incurred before the Company has obtained the legal rights to explore an area are recognized as expenses of the Company.

Capitalized costs are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment at each financial reporting date or when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is depended on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

9
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is carried at acquisition cost less subsequent amortization and impairment losses. Amortization is recognised on a declining balance basis over the estimated useful lives of the equipment less estimated residual value. The rates generally applicable are:

Equipment - Automotive	20%
Equipment - Office	20%
Equipment - Lab and Field	20%
Computers	20%
Computer software	100%
Signage	20%
Leasehold improvements	Straight-line over term of lease
Right of Use Assets	Straight-line over term of lease

Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Gains or losses arising on the disposal of equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognised in profit or loss within 'gain/loss on sale of equipment'.

Cash and Cash Equivalents

The Company's policy is to disclose cash, bank account balances and investment-grade deposit certificates with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in Canadian chartered banks or financial institutions controlled by a Canadian chartered bank. The Company did not have any cash equivalents as at March 31, 2021 and 2020.

Impairment of Non-Financial Assets

At each financial reporting date, the carrying amounts of the Company's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair values less costs to sell, and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less that its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

10
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Capital

Share capital represents the fair value of consideration received, less related costs.

Flow Through Shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby it agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of non-flow through shares and the amount the investor pays for flow- through shares. A flow through premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in the statement of loss. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

Warrants

Warrants are recorded at their fair value on the date of issue, net of issue costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of warrants issued. On the exercise of warrants, consideration received and the accumulated warrant value attributed to the portion exercised is credited to share capital. For those warrants that expire after vesting, the recorded value is transferred to deficit.

Share-Based Payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in the share-based payment note. See note 6(c).

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the period during which the employee becomes unconditionally entitled to equity instruments, based on the Company's estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire after vesting, the recorded value is transferred to deficit.

On the exercise of options, consideration received and the accumulated option value attributed to the portion exercised is credited to share capital.

11
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per Share

Basic loss per share is calculated using the weighted average number of shares outstanding. In order to determine diluted loss per share, any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of warrants and options that would increase earnings per share or decrease loss per share. The outstanding stock options and warrants to purchase common shares disclosed in note 6 were not included in the computation of the diluted loss per share for the periods presented because the effect would be anti-dilutive.

Income Taxes

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income. The Company has not recognized deferred tax assets to the extent that the company does not consider it probable that a deferred tax asset will be recovered.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognised as a component of taxable income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.

12
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when the Company has a present legal or constructive obligation caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the units-of-production or the straight-line method. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses. The Company had no material restoration, rehabilitation and environmental obligations as at March 31, 2021 or 2020 as the disturbance to date is minimal.

Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

Operating Expenses

Operating expenses are recognised in profit or loss upon utilization of the service or at the date of their origin.

Critical Judgements and Estimation Uncertainties

The preparation of financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates and these differences could be material.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Assets' carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Capitalization of exploration and evaluation costs

Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. See note 4 for details of capitalized exploration and evaluation costs.

13
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical Judgements and Estimation Uncertainties (continued)

Impairment of exploration and evaluation assets

While assessing whether any indications of impairment exist for exploration and evaluation assets, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future pre-tax cash flows expected to be derived from the Company's mineral exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's exploration and evaluation assets.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, "Standards of Disclosure for Mineral Projects", issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operations.

Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

14
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical Judgements and Estimation Uncertainties (continued)

Discount rate on lease liability

All the components of the lease liability are required to be discounted to reflect the present value of the payments. The discount rate to use is the rate implicit in the lease, unless this cannot readily be determined, in which case the lessee's incremental borrowing rate is used instead. The definition of the lessee's incremental borrowing rate states that the rate should represent what the lessee would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. Significant judgment is required to estimate an incremental borrowing rate in the context of a right-of-use asset.

Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Existence of decommissioning and restoration costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

Contingencies

Refer to note 13.

Leases

The Company assesses at inception of a contract, whether the contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of time, the Company assesses whether the customer has the following through the period of use:

• The right to obtain substantially all of the economic benefits from use of the identified asset; and

• The right to direct the use of the identified asset.

This policy is applied to contracts entered into, or changed, on or after April 1, 2019.

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost. The cost of the right-of-use asset is comprised of the initial amount of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred by the Company, and an estimate of the costs to be incurred by the Company in dismantling and removing the underlying asset and restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

15
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

After the commencement date, the Company measures right-of-use assets related to property and equipment by applying the cost model, whereby the right-of-use asset is measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term or the end of the useful life of the right-of-use asset. The estimated useful life of the right-of-use assets are determined on the same basis as those of property, plant and equipment. The determination of the depreciation period is dependent on whether the Company expects that the ownership of the underlying asset will transfer to the Company by the end of the lease term or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option.

The lease liability is initially measured at the present value of the lease payments not paid at the lease commencement date, discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate, if the interest rate implicit in the lease cannot be readily determined. The lease payments included in the measurement of the lease liability comprise of fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or rate, amounts expected to be payable by the Company under a residual value guarantee, the exercise price of a purchase option that the Company is reasonably certain to exercise, and payment of penalties for terminating the lease if the lease term reflects the Company exercising an option to terminate the lease. After the commencement date, the Company measures the lease liability at amortized cost using the effective interest method.

The Company remeasures the lease liability when there is a change in the lease term, a change in the Company's assessment of an option to purchase the underlying asset, a change in the Company's estimate of amounts expected to be payable under a residual value guarantee, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments. On remeasurement of the lease liability, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases of property and equipment and low value leases of property and equipment. Short-term leases are leases with a term of twelve months or less. The Company recognizes the lease payments associated with these leases as an expense on either a straight-line basis over the lease term or another systematic basis if that basis is more representative of the pattern of the lessee's benefit.

New Accounting Standards and Interpretations Adopted

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. As at April 1, 2020, the Company adopted the amendments to these standards and there was no material impact on the Company's financial statements.

16
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Standards and Interpretations not yet Adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods beginning on or after April 1, 2021 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets ("IAS 37") was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract - i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract - e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IAS 16 - Property, Plant and Equipment ("IAS 16") was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022.

17
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

3. PROPERTY AND EQUIPMENT

For the year ended March 31, 2021

	Opening			Amortization	Closing
	net book			for the	net book
	value	Additions	Disposals	year	value
	$	$	$	$	$

Equipment - Automotive	143	-	-	(29)	114
Equipment - Office	1,622	-	-	(324)	1,298
Equipment - Lab and Field	80,513	121,760	-	(40,455)	161,818
Computers	13,303	2,024	-	(3,066)	12,261
Computer software	-	19,308	-	(19,308)	-
Signage	3,934	-	-	(787)	3,147
Leasehold improvements	-	111,190	-	(37,063)	74,127
Right-of-Use Asset - building (i)	-	478,223	-	(25,767)	452,456
Total	99,515	732,505	-	(126,799)	705,221

As at March 31, 2021
				Accumulated	Net book
			Cost	Amortization	value
			$	$	$
Equipment - Automotive			1,439	(1,325)	114
Equipment - Office			15,799	(14,501)	1,298
Equipment - Lab and Field			251,699	(89,881)	161,818
Computers			51,150	(38,889)	12,261
Computer software			19,847	(19,847)	-
Signage			4,917	(1,770)	3,147
Leasehold improvements			111,190	(37,063)	74,127
Right-of-Use Asset - building (i)			478,223	(25,767)	452,456
Total			934,264	(229,043)	705,221

18
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

3. PROPERTY AND EQUIPMENT (continued)

For the year ended March 31, 2020

	Opening					Amortization		Closing
	net book					for the		net book
	value	Additions		Disposals		year		value
	$	$		$		$		$
Equipment - Automotive	179	-		-		(36)		143
Equipment - Office	2,027	-		-		(405)		1,622
Equipment - Lab and Field	6,247	94,395		-		(20,129)		80,513
Computers	12,730	3,899		-		(3,326)		13,303
Signage	-	4,917		-		(983)		3,934
Total	21,183	103,211		-		(24,879)		99,515

As at March 31, 2020
						Accumulated		Net book
				Cost		Amortization		value
			$		$		$
Equipment - Automotive				1,439		(1,296)		143
Equipment - Office				15,799		(14,177)		1,622
Equipment - Lab and Field				129,938		(49,425)		80,513
Computers				49,127		(35,824)		13,303
Signage				4,917		(983)		3,934
Total				201,220		(101,705)		99,515

(i) The Company's right-of-use leased asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to depreciate the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Depreciation expense on this leased asset for the year ended March 31, 2021 was $25,767 (2020: $nil).

19
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

4. EXPLORATION AND EVALUATION ASSETS

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

The amounts shown below represent costs incurred to date, and do not necessarily represent present or future value as these are entirely dependent upon the economic recovery of future ore reserves.

	Opening		Ending
	Balance	Expenditures	Balance
Albany Property	$	$	$

For the year ended March 31, 2020	24,054,172	1,010,899	25,065,071

For the year ended March 31, 2021	25,065,071	1,094,658	26,159,729

Expenditures include acquisition costs of $1,292,500 for the Albany Property as at March 31, 2021 (March 31, 2020 - $1,292,500). The remaining balances are comprised of exploration expenditures. Government assistance received during the year ended March 31, 2021 totaled $132,732 (2020: $374,076).

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2021	2020
	$	$
Trade payables	348,103	390,896
Accrued liabilities	25,000	25,000
	373,103	415,896

20
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

6. SHARE CAPITAL

(a) Share Capital

The Company is authorized to issue an unlimited number of common shares, with no par value.

During the year ended March 31, 2021, the Company completed the following share capital transactions:

On June 26, 2020 and July 6, 2020, in a private placement, a total of 3,416,666 units were issued at $0.60 per unit for gross proceeds of $2,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.80 for a period of two years. Share issue costs associated with this private placement totaled $37,661.

On August 19, 2020, pursuant to a shares for debt agreement, the Company issued 115,711 common shares to a trade creditor at a variable agreed upon price of between $0.34 and $0.59 per common share in settlement of various amounts owing. There was no gain or loss as a result of this debt settlement.

A total of 653,333 common shares were issued upon exercise of 653,333 stock options at exercise prices ranging from $0.40 to $0.72 per option for total proceeds of $370,866. The carrying value of the options, being $242,167, was removed from Share-based payment reserve and added to share capital.

A total of 1,608,348 common shares were issued upon exercise of 1,608,348 warrants at exercise prices ranging from $0.50 to $0.80 per warrant for total proceeds of $995,493. The carrying value of the warrants, being $195,136, was removed from warrants and added to share capital.

During the year ended March 31, 2020, the Company completed the following share capital transactions:

On September 12, 2019, in a private placement financing, a total of 3,000,000 units were issued at $0.35 per unit for gross proceeds of $1,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.50 for a period of two years. Share issue costs associated with this private placement totaled $17,850.

On December 19, 2019, in a private placement financing, a total of 3,025,000 flow-through common shares were issued at $0.40 per flow-through common share for gross proceeds of $1,210,000. Share issue costs associated with this private placement totaled $79,883 consisting of $57,340 in cash payments, $8,833 in legal costs and $13,710 in value assigned to the 137,100 finder's warrants issued in connection with this private placement. A flow-through share premium liability of $151,250 was recorded in connection with this private placement.

On December 19, 2019, pursuant to a shares for debt agreement, the Company issued 47,222 common shares to a trade creditor at an agreed upon price of $0.36 per common share in settlement of various amounts owing. There was no gain or loss as a result of this debt settlement.

21
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as of March 31, 2021 are as follows:

	Exercise	Grant Date	March 31,
	Price	Fair Value	2021
Expiry Date	$	$	#

June 22, 2021	0.80	50,574	460,128
September 12, 2021	0.50	112,767	1,363,571
December 19, 2021	0.50	8,801	88,013
June 26, 2022	0.80	235,122	1,482,253
		407,264	3,393,965

All 460,128 warrants set to expire on June 22, 2021 were exercised subsequent to March 31, 2021.

The following is a summary of warrants activity for the years ended March 31, 2021 and March 31, 2020:

	March 31, 2021		March 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of year	3,293,976	0.58	3,852,600	0.95
Granted	1,708,337	0.80	1,637,100	0.50
Exercised	(1,608,348)	0.62	-	-
Expired	-	-	(2,195,724)	1.17
Balance, end of year	3,393,965	0.67	3,293,976	0.58

22
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants (continued)

On June 26, 2020 and July 6, 2020, the Company issued 1,708,337 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 26, 2022. The grant date fair value of these warrants was $0.16. The remaining contractual life of the warrants issued and outstanding at March 31, 2021 was 1.24 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; risk-free interest rate of 0.30%; and expected life of 2 years.

On September 12, 2019, the Company issued 1,500,000 share purchase warrants as part of a private placement financing with an exercise price of $0.50 and an expiry date of September 12, 2021. The grant date fair value of these warrants was $0.08. The remaining contractual life of the warrants issued and outstanding at March 31, 2021 was 0.45 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 74%; risk-free interest rate of 1.58%; and expected life of 2 years.

On December 19, 2019, the Company issued 137,100 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 19, 2021. The grant date fair value of these warrants was $0.10. The remaining contractual life of the warrants issued and outstanding at March 31, 2021 was 0.72 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.67%; and expected life of 2 years.

23
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

The Company has a stock option plan (the "Plan") for directors, officers, employees and consultants. The Plan authorizes the granting of options to purchase up to a maximum of 10% of the issued and outstanding common shares at the time of grant, of which 7,021,667 options are outstanding as at March 31, 2021.

The Plan provides that:

a) any options granted pursuant to the Plan shall expire no later than ten years after the date of grant;

b) any options granted pursuant to the Plan shall be non-assignable and non-transferable;

c) the number of common shares issuable pursuant to the Plan to any one person in any 12-month period shall not exceed 5% of the outstanding common shares;

d) the number of common shares issuable pursuant to the Plan to any one consultant in any 12-month period may not exceed 2% of the outstanding common shares;

e) the number of common shares issuable pursuant to the Plan to persons employed in investor relation activities may not exceed 2% of the outstanding common shares in any 12-month period.

f) the Plan provides that options shall expire and terminate 90 days following the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options.

g) the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one-year period may not exceed 10% of the issued and outstanding common shares.

h) the Plan provides that options granted under the Plan shall vest in the optionee, and may be exercisable by the optionee under certain vesting terms.

During the year ended March 31, 2021, the Company issued the following stock options:

On May 8, 2020, the Company issued 600,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of May 8, 2025. The grant date fair value of these stock options was $0.22. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to directors is as follows: 1/3 at May 8, 2020; 1/3 at November 8, 2020; 1/3 at May 8, 2021. The vesting period of the options granted to the officers, employees and consultants is as follows: 1/3 at May 8, 2020; 1/3 at May 8, 2021; 1/3 at May 8, 2022.

On May 16, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of May 16, 2025. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at May 16, 2020; 1/3 at November 16, 2020; 1/3 at May 16, 2021.

On July 6, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.68 per share and an expiry date of July 6, 2025. The grant date fair value of these stock options was $0.41. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 6, 2020; 1/3 at July 6, 2021; 1/3 at July 6, 2022.

24
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On July 24, 2020, the Company issued 150,000 stock options to a consultant with an exercise price of $0.63 per share and an expiry date of July 24, 2025. The grant date fair value of these stock options was $0.38. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 24, 2020; 1/3 at July 24, 2021; 1/3 at July 24, 2022.

On October 6, 2020, the Company issued 400,000 stock options to a number of directors with an exercise price of $0.75 per share and an expiry date of October 6, 2025. The grant date fair value of these stock options was $0.45. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; expected forfeiture rate of 0%; risk-free interest rate of 0.24%; and expected life of 5 years. The vesting period of the options granted to the directors is as follows: 1/3 at October 6, 2020; 1/3 at April 6, 2021; 1/3 at October 6, 2021.

On November 24, 2020, the Company issued 75,000 stock options to a consultant with an exercise price of $1.77 per share and an expiry date of November 24, 2025. The grant date fair value of these stock options was $1.14. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; expected forfeiture rate of 0%; risk-free interest rate of 0.27%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/2 at November 24, 2020; 1/2 at May 24, 2021.

On December 9, 2020, the Company issued 250,000 stock options to a number of consultants with an exercise price of $1.64 per share and an expiry date of December 9, 2023. The grant date fair value of these stock options was $0.91. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 88%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at December 9, 2020; 1/3 at December 9, 2021; 1/3 at December 9, 2022.

On December 30, 2020, the Company issued 1,000,000 stock options to a number of directors with an exercise price of $3.32 per share and an expiry date of December 30, 2025. The grant date fair value of these stock options was $2.15. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 83%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 5 years. The vesting period of the options granted to the directors is as follows: 1/3 at December 30, 2020; 1/3 at June 30, 2021; 1/3 at December 30, 2021.

On December 30, 2020, the Company issued 425,000 stock options to a number of employees and consultants with an exercise price of $3.32 per share and an expiry date of December 30, 2023. The grant date fair value of these stock options was $1.92. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 92%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 3 years. The vesting period of the options granted to the employees and consultants is as follows: 1/3 at December 30, 2020; 1/3 at December 30, 2021; 1/3 at December 30, 2022.

25
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

During the year ended March 31, 2020, the Company issued the following stock options:

On July 17, 2019, the Company issued 1,225,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of July 17, 2024. The grant date fair value of these stock options was $0.17. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.55%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at July 17, 2019; 1/3 at January 17, 2020; 1/3 at July 17, 2020.

On October 22, 2019, the Company issued 50,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of October 22, 2024. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.56%; and expected life of 5 years. The vesting period of the options issued to the consultant is as follows: 1/3 at October 22, 2019; 1/3 at April 22, 2020; 1/3 at October 22, 2020.

On December 10, 2019, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of December 10, 2024. The grant date fair value of these stock options was $0.19. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.67%; and expected life of 5 years. The vesting period of the options issued to the consultant is as follows: 1/3 at December 10, 2019; 1/3 at June 10, 2020; 1/3 at December 10, 2020.

The Company's computation of expected volatility for the years ended March 31, 2021 and 2020 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognized as compensation expense, exploration and evaluation assets and under capital stock as share-based payment reserve:

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2021	2020
	$	$

Stock-based compensation expense	2,018,416	293,575
Exploration and evaluation assets	177,541	21,431
	2,195,957	315,006

26
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

Stock option and share-based payment activity for the years ended March 31, 2021 and March 31, 2020 are summarized as follows:

	March 31, 2021		March 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of year	4,775,000	0.55	4,140,000	0.65
Granted	3,100,000	1.94	1,375,000	0.40
Exercised	(653,333)	0.57	-	-
Expired	(200,000)	1.67	(740,000)	0.86
Balance, end of year	7,021,667	1.13	4,775,000	0.55

At March 31, 2021, outstanding options to acquire common shares of the Company were as follows:

					Weighted
		Number of	Number of		average
		Options	Options	Grant date fair	remaining
	Exercise Price	Issued	Exercisable	value	contractual life
Expiry Date	$	#	#	$	(years)

July 5, 2021	0.72	340,000	340,000	190,400	0.26
July 3, 2023	0.50	1,350,000	1,350,000	405,000	2.26
August 13, 2023	0.53	800,000	800,000	264,000	2.37
November 14, 2023	0.40	100,000	100,000	26,000	2.62
December 9, 2023	1.64	250,000	83,333	227,500	2.69
December 30, 2023	3.32	425,000	141,667	816,000	2.50
July 17, 2024	0.40	1,225,000	1,225,000	208,250	3.30
October 22, 2024	0.40	50,000	50,000	12,000	3.56
December 10, 2024	0.40	90,000	90,000	17,100	3.70
May 8, 2025	0.40	600,000	283,333	132,000	4.11
May 16, 2025	0.40	100,000	33,333	24,000	4.13
July 6, 2025	0.68	66,667	-	27,333	4.27
July 24, 2025	0.63	150,000	50,000	57,000	4.32
October 6, 2025	0.75	400,000	133,333	180,000	4.52
November 24, 2025	1.77	75,000	37,500	85,500	4.65
December 30, 2025	3.32	1,000,000	333,333	2,150,000	4.75
		7,021,667	5,050,832	4,822,083	3.19

All 340,000 options set to expire on July 5, 2021 were exercised subsequent to March 31, 2021.

27
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

7. INCOME TAXES

(a) Provision for Income Taxes

Major items causing the Company's effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2020 - 26.5%) were as follows:

	2021	2020
	$	$

(Loss) before income taxes	(3,868,650)	(1,540,877)

Expected income tax recovery based on statutory rate	(1,025,000)	(408,000)
Adjustments to expected income tax benefit:
Stock-based compensation	582,000	84,000
Non-deductible expenses and other	(361,000)	314,000
Change in benefit of tax assets not recognized	804,000	10,000
Deferred income tax provision (recovery)	-	-

b) Deferred Income Tax

The components of deferred tax are summarized below. Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	2021	2020
	$	$

Recognized deferred tax assets and liabilities
Non-capital lossess carry-forwards	120,000	-
Right-of-use assets	(120,000)	-
Net deferred tax assets	-	-

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	2021	2020
	$	$

Non-capital loss carry-forwards	764,000	1,171,000
Equipment	81,000	21,000
Interest in exploration and evaluation assets	8,881,000	5,347,000
Share issue costs	212,000	277,000
Lease liability	404,000	-
Deductible temporary differences	10,342,000	6,816,000

Deferred tax assets have not been recognized in respect of these temporary differences because it is not probable that future taxable profits will be available against which the Company can utilize the benefits.

28
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

7. INCOME TAXES (continued)

c) Loss Carry-Forwards

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses of approximately $764,000 will expire as follows:

Amount
Year	$

2037	628,000
2039	70,000
2040	66,000
764,000

The Company has approximately $35,000,000 of Canadian development and exploration expenditures as at March 31, 2021 (2020: $30,400,000), which under certain circumstances may be utilized to reduce the taxable income of future years.

8. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its corporate headquarters and manufacturing facility. The initial term of the lease is for three years commencing on February 1, 2021 and terminating on January 31, 2024, subject to a right of extension as described herein. The initial term of the lease is paid in monthly instalments of $16,050 plus HST for the base rent. Pursuant to the terms of the lease, at the end of the initial term the Company has the right to extend the lease for a further three year period to be paid in monthly instalments of $17,120 plus HST.

The lease liability relates to the above noted lease which expires on January 31, 2024 and carries an estimated interest rate of 20% (the Company's estimated incremental borrowing rate). The lease liability for the years ended March 31, 2021 and March 31, 2020 is as follows:

	March 31,	March 31,
	2021	2020
	$	$

Lease liability	404,325	-
Less: current portion	(122,452)	-
Long-term portion	281,873	-

Interest expense recognized on the lease liability for the year ended March 31, 2021 was $6,352 (2020: $nil) which is included under general and administrative expenses on the statement of loss and comprehensive loss.

29
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

9. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	March 31,	March 31,
	2021	2020
	$	$

Prepaids and deposits	16,108	(162,704)
Accounts payable and accrued liabilities	64,251	(71,289)
	38,547	(94,392)

Supplementary disclosures:

Change in accrued exploration property expenditures	$(61,844)	$(142,457)

Stock-based compensation charged to exploration and evaluation assets	$177,541	$21,431

Warrants issued charged to share issue costs	$-	$13,710

Shares issued to settle debt	$45,200	$17,000

10. RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management personnel during the years ended March 31, 2021 and 2020 were as follows:

	2021	2020
	$	$

Short-term benefits	652,167	493,064
Stock-based compensation	1,714,944	237,415
	2,367,111	730,479

Included in the short-term benefits figure above is an amount of $180,000 (2020 - $183,798) which has been recorded as an increase to the exploration and evaluation assets.

As part of the private placements issued during the year ended March 31, 2020 as disclosed in note 6(a), officers and directors of the Company purchased 1,014,286 units for gross proceeds of $355,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

See also note 13(b).

30
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

11. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and exploration of mineral properties in Canada, as well as intellectual property in Canada and foreign jurisdictions. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. There have been no significant changes in the risks, objectives, policies and procedures for managing risks during the years ended March 31, 2021 and 2020.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i) Trade Credit Risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior period.

ii) Cash

In order to manage credit and liquidity risk, the Company's cash is held through a large Canadian Financial Institution.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a small number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

31
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

11. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

e) Fair Value of Financial Instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2021 and 2020, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values, given their short-term nature.

12. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's capital management objectives, policies and processes have remained unchanged during the years ended March 31, 2021 and 2020.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than Policy 2.5 of the TSX Venture Exchange which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

32
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

13. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Employment Agreements

The Company has renewed the consulting agreement with its Vice-President Exploration and Chief Geologist dated July 1, 2018 and the individual was also promoted to company Vice President. On September 14, 2018, the individual was promoted to the position of company President. The current salary level for the individual pursuant to the employment agreement is $180,000 annually.

The Company has an employment agreement with its Chief Executive Officer dated August 1, 2018. The current salary level for the individual pursuant to the employment agreement is $150,000 annually.

The Company has an employment agreement with its Chief Financial Officer dated January 15, 2019. The current salary level for the individual pursuant to the employment agreement is $80,000 annually.

c) Exploration Agreement

The Company has entered into an agreement with Constance Lake First Nation ("CLFN") governing the relationship in regard to the Company's exploration on traditional lands of CLFN, pursuant to which, the Company has the following commitments.

Cost of Implementation Committee:

On a yearly basis, commencing on the date that an implementation committee is formed and continuing for the following twelve (12) months, the Company shall make a total contribution of $22,000, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, to pay: the reasonable expenses of the Implementation Committee members and the reasonable costs of an archaeologist for any archaeological assessments. As of March 31, 2021, the Company believes it is in compliance with this agreement.

Cost of Annual Gathering:

The Company will pay on an annual basis, $1,200, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, for CLFN and the Company to have a community "feast" and conduct an information session with CLFN members about the exploration, this agreement and any issues pertaining to this agreement's implementation.

33
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

13. COMMITMENTS AND CONTINGENCIES (continued)

d) Other commitments

As part of previous flow-through share issuances, the Company is committed to incurring approximately $15,000 in qualifying exploration and evaluation expenditures on or before December 31, 2021. The Company has indemnified the subscribers of current and previous flow-through share offerings against any tax related amounts that may become payable by the subscribers as a result of the Company not meeting the expenditure commitment.

e) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

14. LOSS PER SHARE

Basic loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the year ended March 31, 2021 is 84,022,424 (2020: 76,862,288). Diluted loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to loss per share calculations, and therefore diluted loss per share is equal to basic loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted loss per share was 10,415,632 (March 31, 2020: 8,068,976).

15. GENERAL AND ADMINISTRATIVE EXPENSES

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2021	2020
	$	$

Salaries and benefits	516,784	265,283
Meals and entertainment	13,618	30,222
Transfer agent fees	12,941	6,998
Accommodations	24,740	33,354
Investor communications	105,521	172,370
Travel	40,104	40,223
Occupancy and office expenses	255,499	155,046
	969,207	703,496

34
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

16. GOVERNMENT GRANTS

The grantor will reimburse 50% up to a maximum of $1,000,000 spent by the Company on relevant expenses directly related to graphite purification, graphene production research, concrete additive research and large-scale graphene-enhanced concrete testing.

17. SUBSEQUENT EVENTS

On April 8, 2021, the Company completed a private placement in which a total of 1,735,199 units were issued at $2.50 per unit for gross proceeds of $4,337,998. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 for a period of two years. Unit issue costs associated with this private placement totaled $82,255 of which $38,979 was settled through the issuance of 15,592 shares. Unit subscribers deposited a total of $2,008,728 with the Company on or before March 31, 2021 resulting in a liability on the statements of financial position at year end.

On April 13, 2021, 100,000 stock options were issued to a number of employees and consultants under the stock option plan described in Note 6(c). The stock options have an exercise price of $1.76 per share. The options granted to the employees expire on April 13, 2026 and have a vesting period as follows: 1/3 at April 13, 2021; 1/3 at April 13, 2022; 1/3 at April 13, 2023. The options grants to the consultants expire on April 13, 2023 and have a vesting period as follows: 100% on August 13, 2021.

On June 30, 2021, 150,000 stock options were issued to a consultant under the stock option plan described in Note 6(c). The stock options have an exercise price of $3.50 per share. The options granted to the consultant expire on June 30, 2024 and have a vesting period as follows: 1/3 at June 30, 2021; 1/3 at June 30, 2022; 1/3 at June 30, 2023.

Subsequent to the year ended March 31, 2021, a total of 390,000 stock options and 619,057 share purchase warrants were exercised at prices ranging from $0.40 to $0.80 per option/warrant resulting in proceeds of $738,783 to the Company. Of the options and warrants exercised subsequent to year end, 250,000 stock options and 68,559 share purchase warrants were exercised by directors and other members of key management personnel for proceeds of $234,847.